EXHIBIT 12
PEPSICO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Years Ended December 30, 2017, December 31, 2016, December 26, 2015, December 27, 2014, and December 28, 2013
(in millions except ratio amounts)

	2017	2016	2015	2014	2013
Earnings:
Income before income taxes (a)	$9,602	$8,553	$7,442	$8,757	$8,891
Unconsolidated affiliates’ interests, net	(45)	(99)	(71)	(115)	(25)
Amortization of capitalized interest	6	6	6	6	5
Interest expense (b)	1,151	1,109	970	909	911
Interest portion of rent expense (c)	247	234	232	236	213
Earnings available for fixed charges	$10,961	$9,803	$8,579	$9,793	$9,995

Fixed Charges:
Interest expense (b)	$1,151	$1,109	$970	$909	$911
Capitalized interest	13	9	8	9	7
Interest portion of rent expense (c)	247	234	232	236	213
Total fixed charges	$1,411	$1,352	$1,210	$1,154	$1,131

Ratio of Earnings to Fixed Charges (d)	7.77	7.25	7.09	8.49	8.84

(a)
Income before income taxes for the year ended December 26, 2015 included a pre-tax charge of $1.4 billion related to our change in accounting for our investments in our wholly-owned Venezuelan subsidiaries and beverage joint venture.

(b)
Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount. In the year ended December 31, 2016 pre-tax charges related to the debt redemption of $233 million were excluded from interest expense.

(c)	One-third of rent expense is the portion deemed representative of the interest factor.

(d)	Based on unrounded amounts.